Schedule 13E-4
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                            Issuer Tender Offer Statement
           (Pursuant to Section 13(e)(1) of the Securities Exchange Act of
                                        1934)



                           Texas Utilities Electric Company
                                   (Name of Issuer)


                           Texas Utilities Electric Company
                         (Name of Person(s) Filing Statement)


               Depositary Shares, Each Representing 1/4th of a Share of
                 $8.20 Cumulative Preferred Stock, without par value,
                       (Liquidation Preference $100 Per Share)


               Depositary Shares, Each Representing 1/4th of a Share of
                 $7.50 Cumulative Preferred Stock, without par value,

                       (Liquidation Preference $100 Per Share)

               Depositary Shares, Each Representing 1/4th of a Share of

                 $7.22 Cumulative Preferred Stock, without par value,
                       (Liquidation Preference $100 Per Share)
                           (Title of Classes of Securities)


                                      882850 480
                                      882850 449
                                      882850 415

                       (CUSIP Numbers of Classes of Securities)



          ROBERT A. WOOLDRIDGE,    PETER B. TINKHAM   ROBERT J. REGER, JR.,
                   ESQ.            Texas Utilities             ESQ.
           Worsham, Forsythe &     Electric Company     Reid & Priest LLP
            Wooldridge, L.L.P.        Secretary        40 West 57th Street
            1601 Bryan Street     1601 Bryan Street     New York, New York
           Dallas, Texas 75201   Dallas, Texas 75201          10019
              (214) 979-3000        (214) 812-4600        (212) 603-2000

             (Name, Address and Telephone Number of Person Authorized to

                                 Receive Notices and
             Communications on Behalf of the Person(s) Filing Statement)



                                   November 8, 1995

            (Date Tender Offer First Published, Sent or Given to Security
                                       Holders)



                              Calculation of Filing Fee

                      -------------------------------------
                         Transaction           Amount of
                         Valuation             Filing Fee
                         $498,663,300          $99,733
                      -------------------------------------



          [ ]   Check box if any part of the fee is offset as provided by

                Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or

                Schedule and the date of its filing.

          Amount Previously Paid:  $164,412.37
          Form or Registration No.: Registration Statement No. 33-63031 and 33-63031-1, and 33-63033 and 33-63033-1 on Form S-4
          Filing Parties: Texas Utilities Electric Company, TU Electric Capital I and TU Electric Capital II
          Date Filed:  September 28, 1995

          ITEM 1.  Security and Issuer.

          The information required by this Item 1 may be found on the Facing Page of registration statements nos. 33-63031 and 33-63033 (the "Registration Statements"), on the Outside Front Cover Page of the related Prospectuses (the "Prospectuses") and under the following headings in the Prospectuses: "Prospectus Summary"; "The Exchange Offer"; "Comparison of Preferred Securities and Depositary Shares"; and "Listing and Trading of Preferred Securities and Depositary Shares." Such information is hereby incorporated by reference into this Item 1.

          ITEM 2.  Source and Amount of Funds or Other Consideration.

          The information required by this Item 2 may be found under the heading, "The Exchange Offer," in the Prospectuses. Such information is hereby incorporated by reference into this Item 2.

          ITEM 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

          The information required by this Item 3 may be found under the following headings in the Prospectuses: "Prospectus Summary";
          "The Exchange Offer   Purpose of the Exchange Offer"; "
          Acceptance of Depositary Shares; Delivery of Preferred Securities"; and "Listing and Trading of Preferred Securities and Depositary Shares." Such information is hereby incorporated by reference into this Item 3.

          ITEM 4.  Interest in Securities of the Issuer.

          Not Applicable

          ITEM 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

          Not Applicable

          ITEM 6.  Persons Retained, Employed or to be Compensated.

          The information required by this Item 6 may be found under the following headings in the Prospectuses: "The Exchange Offer"; and "Fees and Expenses; Transfer Taxes." Such information is hereby incorporated by reference into this Item 6.

          ITEM 7.  Financial Information.

          The information required by this Item 7 may be found under the heading, "Selected Financial Information," in the Prospectuses. Such information is hereby incorporated by reference into this
          Item 7.

          ITEM 8.  Additional Information.

          Not Applicable

          ITEM 9.  Material to be Filed as Exhibits.

          1  --
             Prospectuses filed in connection with the Registration
             Statement.
          2  --
             Tax Opinion of Reid & Priest LLP (filed as Exhibit 5(b) and 8 to Amendment Nos. 1 to each Registration Statement and incorporated by reference herein).
          3  --
             Exchange Agent Agreement.
          4  --
             Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for each series of Depositary Shares.
          5  --
             Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their clients for each series of Depositary Shares.
          6  --
             Notice of Guaranteed Delivery for each series of Depositary
             Shares.
          7  --
             Letter of Transmittal for each series of Depositary Shares.
          8  --
             Questions and Answers booklet for each series of Depositary
             Shares.
          9  --
             Guidelines for Certification or Taxpayer Identification Number on Substitute Form W-9 (filed as Exhibit 99(f) to Amendment Nos. 3 to the Registration Statements and incorporated by reference herein).
          10 --
             Notice of Offer to Exchange.

                                      SIGNATURE

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          Dated:  November 8, 1995         Texas Utilities Electric Company



                                           By:  /s/ Robert J. Reger, Jr.
                                                ------------------------
                                                Robert J. Reger, Jr.
                                                Attorney-in-Fact

                                           EXHIBIT INDEX
          Exhibit
          -------

          3   --                           Exchange Agent Agreement.

          4   --                           Letter to Brokers, Dealers,
                                           Commercial Banks, Trust
                                           Companies and Other Nominees for
                                           each series of Depositary
                                           Shares.

          5   --                           Letter from Brokers, Dealers,
                                           Commercial Banks, Trust
                                           Companies and Other Nominees to
                                           their clients for each series of
                                           Depositary Shares.

          6   --                           Notice of Guaranteed Delivery
                                           for each series of Depositary
                                           Shares.

          7   --                           Letter of Transmittal for each
                                           series of Depositary Shares.

          8   --                           Questions and Answers booklet
                                           for each series of Depositary
                                           Shares.

          10 --                            Notice of Offer to Exchange.